SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. )*

New Generation Biofuels Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

644461 10 5

(CUSIP Number)

March 4, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☒      Rule 13d-1(c)

☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 644461 10 5

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Robbins Capital Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,194,200

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,194,200

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,194,200

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.1%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 644461 10 5

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

T. Robbins Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,194,200

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,194,200

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,194,200

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.1%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 644461 10 5

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Todd B. Robbins

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,194,200

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,194,200

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,194,200

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.1%

12.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13G reflects the shares of Common Stock (as defined below) owned by the Reporting Persons (as defined below) as of July 31, 2008.

ITEM 1(a).	Name of Issuer:

New Generation Biofuels Holdings, Inc. (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1000 Primera Boulevard

Lake Mary, Florida 32746

Item 2(a).	Name of Persons Filing:

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”): Robbins Capital Partners, L.P., a Delaware limited partnership (“RCP”), T. Robbins Capital Management, LLC, a Delaware limited liability company and the sole general partner of RCP (“Management”), and Todd B. Robbins, the managing member of Management (“Robbins”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The business address of each of RCP, Management and Robbins is 100 First Stamford Place, 6th Floor East, Stamford, Connecticut 06902.

Item 2(c).	Citizenship:

RCP is a limited partnership formed under the laws of Delaware.

Management is a limited liability company formed under the laws of Delaware.

Robbins is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock, $.001 par value per share (“Common Stock”).

Item 2(e).	CUSIP Number:

644461 10 5

Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

RCP beneficially owns 1,194,200 shares of Common Stock consisting of: (i) 514,200 shares of Common Stock, (ii) warrants exercisable for 360,000 shares of Common Stock, (iii) shares of series A convertible preferred stock convertible into 200,000 shares of Common Stock and (iv) shares of series B convertible preferred stock convertible into 120,000 shares of Common Stock

Management, as the general partner of RCP, is deemed to beneficially own the 1,194,200 shares of Common Stock beneficially owned by RCP.

Robbins, in his capacity as the managing member of Management, is deemed to beneficially own the 1,194,200 shares of Common Stock beneficially owned by RCP.

Collectively, the Reporting Persons beneficially own 1,194,200 shares of Common Stock.

(b)	Percent of class:

The Reporting Persons’ beneficial ownership of 1,194,200 shares of Common Stock represents 6.1% of all the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

Not Applicable.

(ii)	Shared power to vote or to direct the vote

RCP, Management and Robbins together have shared power to vote or direct the vote of 1,194,200 shares of Common Stock.

(iii)	Sole power to dispose or to direct the disposition of

Not Applicable.

(iv)	Shared power to dispose or to direct the disposition of

RCP, Management and Robbins together have shared power to dispose or direct the disposition of 1,194,200 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 2(a) in lieu of an Exhibit for the identity of the group of Reporting Persons.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	July 31, 2008

ROBBINS CAPITAL PARTNERS, L.P.
By: T. Robbins Capital Management, LLC, as General Partner

By: /s/ Todd B. Robbins
Todd B. Robbins, Managing Member

T. ROBBINS CAPITAL MANAGEMENT, LLC

By: /s/ Todd B. Robbins
Todd B. Robbins, Managing Member

/s/ Todd B. Robbins
Todd B. Robbins

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of New Generation Biofuels Holdings, Inc. dated July 31, 2008 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:	July 31, 2008

ROBBINS CAPITAL PARTNERS, L.P.
By: T. Robbins Capital Management, LLC, as General Partner

By: /s/ Todd B. Robbins
Todd B. Robbins, Managing Member

T. ROBBINS CAPITAL MANAGEMENT, LLC

By: /s/ Todd B. Robbins
Todd B. Robbins, Managing Member

/s/ Todd B. Robbins
Todd B. Robbins